UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Biomea Fusion, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09077A106
(CUSIP Number)

Neb Obradovic
Cormorant Asset Management, L.P.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Tel. No.: 857-702-0386
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 20, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 1,395,928 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 1,395,928 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,928 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 4.85% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 1,395,928 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 1,395,928 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,928 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 4.85% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Cormorant Private Healthcare Fund III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 1,717,232 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 1,717,232 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,717,232 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 5.97% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. Cormorant Private Healthcare GP III, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 1,717,232 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 1,717,232 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,717,232 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 5.97% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 3,170,872 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 3,170,872 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,170,872 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 11.02% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,606 shares (see Item 5 below)
8 Shared Voting Power 3,170,872 shares (see Item 5 below)
9 Sole Dispositive Power 1,606 shares (see Item 5 below)
10 Shared Dispositive Power 3,170,872 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,172,478 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 11.03% (see Item 5 below)
14	Type of Reporting Person (See Instructions) IN (Individual)

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock (“Common Stock”) of Biomea Fusion, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Company is 726 Main Street, Redwood City, California 94063.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of Cormorant Global Healthcare Master Fund, LP, Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare Fund III, LP, Cormorant Private Healthcare GP III, LLC, Cormorant Asset Management, LP and Bihua Chen (collectively, the “Reporting Persons”)  The securities reported herein for the Reporting Persons are beneficially owned represent shares which are beneficially by Cormorant Global Healthcare Master Fund, LP (the “Master Fund”) and Cormorant Private Healthcare Fund III, LP (“Fund III”), as reported herein, and a managed account (the “Account”).  Cormorant Global Healthcare GP, LLC and Cormorant Private Healthcare GP III, LLC serve as the general partners of the Master Fund and Fund III, respectively.  Cormorant Asset Management, LP serves as the investment manager to the Master Fund, Fund III and the Account.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP III, LLC and the general partner of Cormorant Asset Management, LP.  Bihua Chen is also a director of the Issuer.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Cormorant Asset Management, L.P., 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(c) See Item 2(a).

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

Of the Common Stock reported herein as being beneficially owned by the Reporting Persons, 2,270,872 shares were converted automatically into Common Stock from an equal number of shares of Series A Convertible Preferred Stock upon the closing of the Issuer's initial public offering on April 20, 2021.  The shares of Series A Convertible Preferred Stock were purchased using working capital of the Reporting Persons in a private sale for approximately $18,000,000.  The remaining 900,000 shares of Common Stock were purchased from the underwriters of the Issuer's initial public offering in connection with such offering for aggregate consideration of $15,300,000 (as reported in Item 5 below).

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities reported herein for the benefit of the above-referenced private investment funds and accounts for investment purposes.  The Reporting Persons intend to evaluate this investment in the Issuer and options with respect to such investment on an ongoing basis.

The Reporting Persons may acquire additional Common Stock of the Issuer from time to time or may dispose of any or all of such Common Stock or other securities held or beneficially owned by them at any time.

From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Bihua Chen, who serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP III, LLC and the general partner of Cormorant Asset Management, LP, is a Director of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon a statement in the Issuer’s Prospectus dated April 15, 2021, as filed with the Securities and Exchange Commission on April 19, 2021, that there would be 28,767,867 shares of Common Stock of the Issuer outstanding immediately after public offering to which the Prospectus related, without taking into account any additional shares of Common Stock that might be issued to the underwriters of the offering upon the exercise of their overallotment option.

The shares reported for Bihua Chen reflect shares of Common Stock that she has the right to receive within 60 days upon the exercise of a stock option for 28,911 shares granted on April 14, 2021, which vests monthly over a 36-month period.

(c)  The Reporting Persons did not engage in any transactions in securities of the Company during the sixty day period prior to the filing of this Schedule 13D, other than the transactions described in the following table:

Security	Transaction	Date	No. Shares	Price Per Share
Stock option	See below	4/15/2021	28,911	$0 (*)
Common Stock	See below	4/20/2021	2,270,872	$0 (**)
Common Stock	Purchase in initial public offering	4/20/2021	900,000	$17.00

* Stock options granted to Bihua Chen, in her capacity as a director of the Issuer.  The options were granted with a 36 month vesting period, vesting monthly.
** Shares acquired in connection with the automatic conversion of shares of Series A Convertible Preferred Stock upon the closing of the Issuer's initial public offering.

(d)  Not applicable.

(e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
April 30, 2021

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND III, LP
By: Cormorant Private Healthcare GP III, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP III, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen